LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

04024804

April 27, 2004

RECEIVED
2004 MAY -4 P 12: 22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

SUPPL

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Press Release of April 27, 2004

- **Legacy Hotels Real Estate Investment Trust Announcement**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw 5/5

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: Sari Diamond
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCEMENT

TORONTO, April 27, 2004 - Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") (TSX: LGY.UN) today announced that Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") (NYSE/TSX: FHR) has advised the Trust that it may, subject to favourable market conditions, reduce its Legacy investment during 2004, pursuant to one or several transactions. FHR is Legacy's largest unitholder with an approximate 35% equity interest in the Trust.

Today, in FHR's first quarter 2004 earnings release, the Company discussed its investment in Legacy:

> "In 1997, FHR was instrumental in the creation of Legacy. Since that time, the Company has held an approximate one-third interest in the equity of the Trust and Legacy and the Company have had a mutually beneficial strategic relationship during which time Legacy has acquired 15 hotels from FHR from inception until 2001 and is currently the largest third party owner of Fairmont properties.
>
> To date, FHR has accounted for its investment in Legacy on an equity basis. Pursuant to recent changes in accounting rules that came into effect in 2004 under U.S. GAAP and which will come into effect in 2005 under Canadian GAAP, FHR will likely be required to consolidate within its financial statements Legacy's financial results. FHR believes that consolidating Legacy would complicate investors' ability to assess FHR's financial performance. Based on the Company's analysis to date, were FHR to reduce its equity investment in Legacy to less than 25%, the Company could continue to equity account for its Legacy holding without consolidation.
>
> Accordingly, FHR may, subject to favourable market conditions, reduce its investment in the Trust during 2004, pursuant to one or several transactions. FHR believes that the mutual benefits of their relationship would remain substantially unchanged notwithstanding a reduction in its equity interest."

Commenting on the announcement, Neil J. Labatte, Legacy's President and Chief Executive Officer said, "As the largest owner of Fairmont and Delta properties, we also believe that the mutually beneficial relationship between ourselves and FHR will continue regardless of a reduction in FHR's equity position in the Trust." Added Mr. Labatte, "It is my objective to continue to add internal management capabilities to Legacy, as appropriate, while continuing to take advantage of the expertise provided by FHR through the existing Advisory agreement."

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca